

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-0405

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 7, 2007

Mr. Robert Castaigne
Chief Financial Officer
Total S.A.
2, place de la Coupole
La Defense 6
92400 Courbevoie
France

>      **Re:    Total S.A.**
>             **Form 20-F for Fiscal Year Ended December 31, 2005**
>             **Filed April 20, 2006**
>             **Response Letter Dated February 21, 2007**
>             **File No. 1-10888**

Dear Mr. Castaigne:

      We have reviewed your response and have the following comments.  We have limited our review of your filing to those issues we have addressed in our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2005

Financial Statements

Note 1 – Accounting Policies

E.  Income Taxes, page F-8

1.      We note your response to our prior comments regarding the initial recognition of deferred taxes for certain assets and liabilities.  Please explain further your views regarding this matter and why you believe it is appropriate to recognize deferred taxes associated with the initial recognition of decommissioning obligations and financing leases.  Specifically address paragraph 22(c) of IAS 12 in your response.

Closing Comments

     As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information.  Detailed cover letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

     You may contact Kevin Stertzel at (202) 551-3723 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3683 with any other questions.

     Sincerely,


     Jill S. Davis
     Branch Chief